Exhibit 12.1

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,					Nine Months Ended September 30, 2009
	2008	2007	2006	2005	2004
Earnings:
Net income (loss)	$(72,928)	$(40,060)	$(25,809)	$(16,249)	$(8,831)	$4,370
Fixed charges	2,056	1,343	235	—	—	1,672
Less: Interest capitalized	—	—	—	—	—	—

Total earnings (1)	(70,872)	(38,717)	(25,574)	(16,249)	(8,831)	6,042

Fixed charges:
Interest expense	2,056	1,343	235	—	—	1,672

Total fixed charges	$2,056	$1,343	$235	$—	$—	$1,672

Ratio of earnings to fixed charges	—	—	—	—	—	3.61

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of net loss or net income plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized. Due to our losses for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, earnings were insufficient to cover fixed charges for these periods. The amount of the coverage deficiency was $70,872, $38,717, $25,574, $16,249 and $8,831 for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.